Item 77h - Change of Control of Registrant:

During the period ended April 30, 2013, the SunAmerica Series Inc.
- Focused Multi-Asset Portfolio, a series of SunAmerica Series Inc. (the Acquiring Portfolio), acquired shares of the SunAmerica Specialty Series - Alternative Strategies Fund which is a series of the registrant (the Acquired Portfolio), through a series of transactions. As of April 30, 2013 the Acquiring Portfolio owned approximately 27.4%, respectively of the Acquired Portfolio. As of October 31, 2012, the Acquiring Portfolio owned approximately 13.5%, respectively of the Acquired Portfolio.